RX STAFFING, INC.

1718 FAWN COURT NW

GIG HARBOR, WASHINGTON 98332

August 29, 2005

To:	Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rx Staffing, Inc.
Amendment #1 to Registration Statement on Form SB-2
Filed July 21, 2005
File No.: 333-125686

Dear Mr. Riedler:

The following are the Company's responses and revisions to its filing pursuant to your letter dated August 5, 2005:

FORM SB-2

General

1.

In future amendments, please provide a marked copy of the registration statement which reflects the changes made from previous amendments.

Duly noted.

2.

Please refer to prior comment 5.  Please provide an audited balance sheet as required by Item 310(a) of Regulation S-B, which provides guidance for newly-formed registrants as well as repeat filers.  We note your reference to Item 310(g) of Regulation S-B, which provides financial statement updating guidance for repeat filers.

The amended registration statement includes an audited balance sheet, as well as audited statements of operations, changes in stockholders' equity and cash flows through June 30, 2005.  The financial information contained throughout in the registration statement has been revised, accordingly.

Our sole officer and director works for us on a part-time basis…, page 5

3.

We note your response to comment 14.  Please revise to include that Shaun Jones is employed with Harrison Memorial Hospital and as a temporary agent with HRN Medical Staffing Agency in the second paragraph under this heading.  We note the information is repeated later in the section but it does not appear in its entirety under this heading.  Please revise accordingly.

The risk factor has been revised, as follows:

Mr. Jones is involved in other business opportunities and may face a conflict in selecting between RSI and his other business interests.  Namely, Mr. Jones is currently employed by Harrison Memorial Hospital.  In the future, Mr. Jones may also become involved in other business opportunities.  We have not formulated a policy for the resolution of such conflicts.  If we lose Mr. Jones to other pursuits without a sufficient warning we may, consequently, go out of business.

Please note that as of May 2005, Mr. Jones no longer provides his services to HRN Medical Staffing Agency.

Background of Directors, Executive Officers, Promoters and Control Persons, page 12

4.

We note your response to comment 22.  Please clarify if Shaun Jones is presently providing his services on a temporary staffing basis to HRN Medical Staffing Agency.  The revised disclosure states he provided his expertise from 2002 to May 2005.  Please revise to eliminate the inconsistency.

As of May 2005, Mr. Jones no longer provides his services to HRN Medical Staffing Agency.  Appropriately, the disclosure in this section has been revised, as follows:

From 2002 to May 2005, Mr. Jones offered his expertise on a temporary staffing basis to HRN Medical Staffing Agency, an executive healthcare recruiting firm.  As a temporary employee, Mr. Jones was contracted from HRN Medical Staffing Agency to hospitals and other healthcare providers.  Through HRN Medical Staffing, Mr. Jones specialized in critically ill patients on life support equipment in various hospitals throughout the Puget Sound area of Washington State.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Shaun Jones at (253) 720-0022.

Sincerely,

/s/ Shaun Jones

Shaun Jones

President

Attachments:

Form SB-2 amendment 2, marked